

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105

> **Re: Centene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-31826**

Dear Mr. Neidorff:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief